

John Dadey · 3rd

CEO at nSightify | Improving EMS organizations' capability to communicate effectively.

Austin, Texas · 500+ connections · **Contact info**

 **nSightify**

 **Penn State Universit**

Experience



CEO at nSightify

nSightify

May 2018 – Present · 2 yrs 3 mos

Austin, Texas Area

nSightify puts real-time performance data and meaningful feedback at your team's fingertips. Our mobile application draws on insights from behavioral science to help everyone on your team collaborate more effectively, build a more positive culture, and align their work against company goals.

Gallup reports that companies where 80 percent employees have a clear understanding of what is expected at work experience a 14% reduction in turnover and a 7% increase in productivity.   **...see mor**

Owner/Senior Consultant

CEAL Technologies

May 2017 – May 2018 · 1 yr 1 mo

Austin, Texas Area

Helping companies focused on software development of SAAS products, (BPI) business process improvement and Sales execution.



CEO & Founder

Medapoint

Nov 2009 – May 2017 · 7 yrs 7 mos

Austin, Texas Area

MedaPoint develops and hosts software solutions that service the Mobile Intergrated Healthcare (MIH) market --from dispatch, to ePCR to insurance claims processing. In addition to spearheading the technology development strategy for MedaPoint, John serves as CEO, helping guide the company toward the 900% revenue growth it has experienced sinc ...see mor

Board Member & Consultant

Trovare Inc.

Oct 2009 – Jan 2012 · 2 yrs 4 mos

Austin, Texas Area

Developed an electronic data capture (EDC) system to streamline the clinical-trial process for device and nutraceutical companies.



President & Founder

ESO Solutions

Nov 2004 – Dec 2008 · 4 yrs 2 mos

Designed, implemented and managed new business concept servicing the prehospital market with billing and electronic patient care reporting (ePCR) software. Responsible for guiding the company's strategy and overseeing day-to-day operations.

...see mor

Show 1 more experience ⌄

Education



Penn State University

BS, Management and Finance

1987 – 1990



